UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  Advaxis, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    007624109
                                 (CUSIP Number)

                                October 12, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 12 Pages

CUSIP No. 007624109                    13G                   Page 2 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Castlerigg Master Investments Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)    SOLE VOTING POWER
                      0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)    SHARED VOTING POWER
                      6,666,667 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)    SOLE DISPOSITIVE POWER
                      0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)    SHARED DISPOSITIVE POWER
                      6,666,667 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            6,666,667 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                        [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.18%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 007624109                    13G                   Page 3 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Sandell Asset Management Corp.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)    SOLE VOTING POWER
                      0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)    SHARED VOTING POWER
                      6,666,667 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)    SOLE DISPOSITIVE POWER
                      0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)    SHARED DISPOSITIVE POWER
                      6,666,667 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            6,666,667 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.18%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 007624109                    13G                   Page 4 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Castlerigg International Limited
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)    SOLE VOTING POWER
                      0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)    SHARED VOTING POWER
                      6,666,667 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)    SOLE DISPOSITIVE POWER
                      0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)    SHARED DISPOSITIVE POWER
                      6,666,667 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            6,666,667 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.18%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 007624109                    13G                   Page 5 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Castlerigg International Holdings Limited
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)    SOLE VOTING POWER
                      0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)    SHARED VOTING POWER
                      6,666,667 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)    SOLE DISPOSITIVE POWER
                      0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)    SHARED DISPOSITIVE POWER
                      6,666,667 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            6,666,667 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.18%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 007624109                    13G                   Page 6 of 12 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Thomas E. Sandell
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Sweden
--------------------------------------------------------------------------------
NUMBER OF      (5)    SOLE VOTING POWER
                      0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)    SHARED VOTING POWER
                      6,666,667 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)    SOLE DISPOSITIVE POWER
                      0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)    SHARED DISPOSITIVE POWER
                      6,666,667 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            6,666,667 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.18%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 007624109                    13G                   Page 7 of 12 Pages


Item 1.

(a)  Name of Issuer

          Advaxis, Inc. (the "Company")

(b)  Address of Issuer's Principal Executive Offices

          The Technology Center of New Jersey
          675 Route 1, Suite B113
          North Brunswick, NJ 08902

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

          CASTLERIGG MASTER INVESTMENTS LTD.
          c/o Citico Fund Services (Curacao) N.V.
          Kaya Flamboyan 9
          P.O. Box 812
          Curacao, Netherlands, Antilles
          Citizenship:  British Virgin Islands

          SANDELL ASSET MANAGEMENT CORP.
          40 West 57th Street, 26th Floor
          New York, New York 10019
          Citizenship:  Cayman Islands, British West Indies

          CASTLERIGG INTERNATIONAL LIMITED
          c/o Citico Fund Services (Curacao) N.V.
          Kaya Flamboyan 9
          P.O. Box 812
          Curacao, Netherlands, Antilles
          Citizenship:  British Virgin Islands

          CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
          c/o Citico Fund Services (Curacao) N.V.
          Kaya Flamboyan 9
          P.O. Box 812
          Curacao, Netherlands, Antilles
          Citizenship:  British Virgin Islands

          THOMAS E. SANDELL
          40 West 57th Street, 26th Floor
          New York, New York 10019
          Citizenship:  Sweden

The entities and person listed above are collectively referred to herein as "Reporting Persons".

Item 2(d)  Title of Class of Securities

          Common Stock, $0.001 par value ("Common Stock")

Item 2(e)  CUSIP Number

          007624109

CUSIP No. 007624109                    13G                   Page 8 of 12 Pages


Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act
          (15 U.S.C. 78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:

          As of the date of this filing, each of Castlerigg Master Investments Ltd., Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell may be deemed the beneficial owner of the 6,666,667 shares of Common Stock held by Castlerigg Master Investments Ltd.

          In addition to the 6,666,667 shares of Common Stock beneficially owned by Castlerigg Master Investments Ltd., Castlerigg Master Investments Ltd. holds warrants to purchase 5,000,000 shares of Common Stock of the Company. However, pursuant to the terms of the warrants, Castlerigg Master Investments Ltd. cannot exercise any of these warrants until such time as Castlerigg Master Investments Ltd. would not beneficially own, after any such exercise, more than 4.99% of the outstanding Common Stock (the "Blocker").

          Sandell Asset Management Corp. is the investment manager of Castlerigg Master Investments Ltd. Thomas E. Sandell is the controlling shareholder of Sandell Asset Management Corp. Castlerigg International Ltd. is the controlling

CUSIP No. 007624109                    13G                   Page 9 of 12 Pages


shareholder of Castlerigg International Holdings Ltd., which is the controlling shareholder of Castlerigg Master Investments Ltd. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell disclaims beneficial ownership of the shares of Common Stock owned by Castlerigg Master Investments Ltd.

          (b)  Percent of class:

          Based on information provided by the Company, the Reporting Persons have calculated that there are currently 107,815,544 shares of Common Stock outstanding. Therefore, based on the Company's outstanding shares of Common Stock and subject to the Blocker, Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell may each be deemed to beneficially own 6.18% of the outstanding shares of Common Stock of the Company held by Castlerigg Master Investments Ltd. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

          (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote

                      0

               (ii)   Shared power to vote or to direct the vote

                      See Item 4(a)

               (iii)  Sole power to dispose or to direct the disposition of

                      0

               (iv)   Shared power to dispose or to direct the disposition of

                      See Item 4(a)

Item 5.      Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not applicable.

Item 8.      Identification and Classification of Members of the Group

CUSIP No. 007624109                    13G                   Page 10 of 12 Pages


          See Exhibit I.

Item 9.      Notice of Dissolution of Group

          Not applicable.

Item 10.     Certification

          By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of October 22, 2007, by and among Castlerigg Master Investments Ltd., Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell.

CUSIP No. 007624109                    13G                   Page 11 of 12 Pages


SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  October 22, 2007


CASTLERIGG MASTER INVESTMENTS LTD.       SANDELL ASSET MANAGEMENT CORP.

By:  SANDELL ASSET MANAGEMENT CORP.,
     its Investment Manager


By:  /s/ Thomas E. Sandell               By: /s/ Thomas E. Sandell
     --------------------------------        -----------------------------------
Name:  Thomas E. Sandell                 Name:  Thomas E. Sandell
Title: Chief Executive Officer           Title: Chief Executive Officer


CASTLERIGG INTERNATIONAL LIMITED         CASTLERIGG INTERNATIONAL HOLDINGS
                                         LIMITED

By:  SANDELL ASSET MANAGEMENT CORP.,     By: SANDELL ASSET MANAGEMENT CORP.,
     its Investment Manager                  its Investment Manager


By:  /s/ Thomas E. Sandell               By: /s/ Thomas E. Sandell
     --------------------------------        -----------------------------------
Name:  Thomas E. Sandell                 Name:  Thomas E. Sandell
Title: Chief Executive Officer           Title: Chief Executive Officer


/s/ Thomas E. Sandell
-------------------------------------
THOMAS E. SANDELL

CUSIP No. 007624109                    13G                   Page 12 of 12 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value, of Advaxis, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of October 22, 2007



CASTLERIGG MASTER INVESTMENTS LTD.       SANDELL ASSET MANAGEMENT CORP.

By:  SANDELL ASSET MANAGEMENT CORP.,
     its Investment Manager


By:  /s/ Thomas E. Sandell               By: /s/ Thomas E. Sandell
     --------------------------------        -----------------------------------
Name:  Thomas E. Sandell                 Name:  Thomas E. Sandell
Title: Chief Executive Officer           Title: Chief Executive Officer


CASTLERIGG INTERNATIONAL LIMITED         CASTLERIGG INTERNATIONAL HOLDINGS
                                         LIMITED


By:  SANDELL ASSET MANAGEMENT CORP.,     By: SANDELL ASSET MANAGEMENT CORP.,
     its Investment Manager                  its Investment Manager


By:  /s/ Thomas E. Sandell               By: /s/ Thomas E. Sandell
     --------------------------------        -----------------------------------
Name:  Thomas E. Sandell                 Name:  Thomas E. Sandell
Title: Chief Executive Officer           Title: Chief Executive Officer


/s/  Thomas E. Sandell
-------------------------------------
THOMAS E. SANDELL